Exhibit 99.1

Press Release	BORN 2016 AGM Results	January 6, 2017

China New Borun Announces Results of 2016 Annual General Meeting

BEIJING, China, January 6, 2017 – China New Borun Corporation (NYSE: BORN; “Borun” or the “Company”), a leading producer and distributor of corn-based edible alcohol in China, today announces that all shareholders resolutions proposed at the Company’s 2016 Annual General Meeting held today at the Company's headquarters in Shouguang were duly passed.

Specifically, the shareholders passed the following resolutions:

•	The re-election of Mr. Hengxiu Song, Mr. Jinmiao Wang, Mr. Binbin Jiang, Mr. Wen Jiang, and Mr. Xisheng Lu, as directors of the Company, to hold office until the close of the next annual general meeting.

•	The re-appointment of BDO China Shu Lun Pan Certified Public Accountants LLP as the independent auditor of the Company for the fiscal year ended December 31, 2016.

About China New Borun Corporation

China New Borun Corporation (NYSE: BORN) is a leading producer and distributor of corn-based edible alcohol sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage in China. The Company also produces DDGS Feed, liquid carbon dioxide and crude corn oil as by-products of edible alcohol production, and chlorinated polyethylene (CPE) that are widely used in chemical industries. China New Borun is based in Shouguang, Shandong Province. Additional information about the company can be found at http://www.chinanewborun.com and in documents filed with the U.S. Securities and Exchange Commission, which are available on the SEC’s website at http://www.sec.gov.

Contact Information

Asia Bridge Capital Limited

Wendy Sun

Phone:	+86-10-8556-9033 (China)
+1-888-870-0798 (U.S.)
Email:	wendy.sun@asiabridgegroup.com